ANDRETTI ACQUISITION CORP. II

7615 Zionsville Road

Indianapolis, Indiana 46268

September 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Lewis
Kristina Marrone
Stacie Gorman
Isabel Rivera

Re:	Andretti Acquisition Corp. II
Registration Statement on Form S-1
Filed June 28, 2024, as amended File No. 333-280552

Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Andretti Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, September 5, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ William M. Brown
William M. Brown
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP